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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                        RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                AMENDMENT NO. 1

                        T/SF COMMUNICATIONS CORPORATION
                               (Name of Issuer)

                        T/SF COMMUNICATIONS CORPORATION
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  872857 10 7
                     (CUSIP Number of Class of Securities)

                            HOWARD G. BARNETT, JR.
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        T/SF COMMUNICATIONS CORPORATION
                            2407 EAST SKELLY DRIVE
                             TULSA, OKLAHOMA 74105
                                (918) 747-2600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:
                             ROBERT A. CURRY, ESQ.
                               CONNER & WINTERS
                          A PROFESSIONAL CORPORATION
                            2400 FIRST PLACE TOWER
                              15 EAST 5TH STREET
                             TULSA, OKLAHOMA 74103
                                (918) 586-5711

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

================================================================================
 TRANSACTION VALUATION/(1)/                           AMOUNT OF FILING FEE/(2)/
--------------------------------------------------------------------------------
      $134,098,751.50                                          $26,820
================================================================================

(1) Based upon purchase of 3,331,646 shares at $40.25 per share.
(2) The amount of the filing fee equals 1/50 of 1% of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $26,820

Form or Registration No.:  SC13E4/005-40867

Filing Party:  T/SF Communications Corporation

Date Filed:  September 8, 1997


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                                AMENDMENT NO. 1
                                      TO
                                SCHEDULE 13E-3


     This Amendment No. 1 dated October 6, 1997 (this "Amendment No. 1"), amends and supplements the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission on September 8, 1997, by T/SF Communications Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of its issued and outstanding shares of common stock, par value $.10 per share ("Shares"), for $40.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 1997 (the "Offer to Purchase"), as amended and restated on October 6, 1997 (the "Amended and Restated Offer to Purchase"), and in the related Letter of Transmittal dated September 8, 1997 (which, as amended, together constitute the "Offer"), copies of which have been attached to the Schedule 13E-3 as Exhibits (d)(1), (d)(2) and (d)(9). Each reference contained in the Schedule 13E-3 to the Offer to Purchase shall, by this Amendment No. 1, constitute a reference to the Amended and Restated Offer to Purchase, which is incorporated herein by reference. This Amendment No. 1 is being filed concurrently with Amendment No. 1 to the Statement on Schedule 13E-4 of the Company.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     The information set forth in Item 9(a)-(c) of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following sentence at the end of Item 9:

          "Reference is hereby made to the materials presented to the Board of Directors of the Company by Prudential Securities Incorporated on August 13, 1997, a copy of which is attached hereto as Exhibit (b)(2) and is incorporated herein by reference in its entirety."

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the addition of the following:

          "Reference is hereby made to the Amended and Restated Offer to Purchase, a copy of which is attached hereto as Exhibit (d)(9) and is incorporated herein by reference in its entirety.

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ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (b)(2) Materials presented to the Board of Directors of the Company by Prudential Securities Incorporated on August 13, 1997.

     (d)(9) Amended and Restated Offer to Purchase, dated October 6, 1997.

     (h)    Amendment No. 1 to Issuer Tender Offer Statement on Schedule 13E-4.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    T/SF COMMUNICATIONS CORPORATION


Date:  October 6, 1997              By: /s/ Howard G. Barnett, Jr.
                                        ----------------------------------------
                                         Howard G. Barnett, Jr.
                                         Chairman, President and
                                         Chief Executive Officer

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                                 EXHIBIT INDEX



EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
  (b)(2) Materials presented to the Board of Directors of the Company by Prudential Securities Incorporated on August 13, 1997.

  (d)(9)       Amended and Restated Offer to Purchase, dated October 6, 1997.

   (h)         Amendment No. 1 to Issuer Tender Offer Statement on Schedule
               13E-4.

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